SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

 (Title of Class of Securities)

98156Q108

 (CUSIP Number)

Stephanie Levesque
World Wrestling Entertainment, Inc.
1241 E. Main Street
Stamford, Connecticut 06902
(203) 352-8600

 (Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

February 7, 2014

 (Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [✓].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
____________

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Stephanie Levesque

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a) [ ]
				(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	661,678

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	2,511,071

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,511,071

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.4%*

SCHEDULE 13D
____________

14)	TYPE OF REPORTING PERSON	IN

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

SCHEDULE 13D
____________

CUSIP No.			98156Q108

1)	NAME OF REPORTING PERSON

Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a) [ ]
				(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	609,733

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	609,733

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		609,733

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.9%*

14)	TYPE OF REPORTING PERSON	OO

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

SCHEDULE 13D
____________

CUSIP No.			98156Q108

1)	NAME OF REPORTING PERSON

Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a) [ ]
				(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	1,849,393

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	1,849,393

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,849,393

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.6%*

14)	TYPE OF REPORTING PERSON	OO

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

Introductory Note

This Schedule 13D relates to (i) 609,733 shares of the Issuer’s Class B Common Stock, $.01 par value per share (“Class B Common Stock”) held by the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04, (ii) 1,849,393 shares of Class B Common Stock held by the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 and (iii) 51,945 shares of the Issuer’s Class A Common Stock, $.01 par value per share (“Class A Common Stock”) held directly by Stephanie Levesque.  Class B Common Stock is fully convertible into Class A Common Stock, on a one-for-one basis, at any time at the option of the holder.  The number of shares reported herein as beneficially owned by Ms. Levesque excludes securities owned by Ms. Levesque’s husband, Paul Levesque, and Ms. Levesque disclaims beneficial ownership of those shares.

This Schedule 13D is being filed in connection with sales of Class A Common Stock by Ms. Levesque pursuant to a Rule 10b5-1 trading plan adopted by Ms. Levesque on March 28, 2013 (the “10b5-1 Plan”), which adoption was publicly disclosed by the Issuer in a Form 8-K filed with the Securities and Exchange Commission on April 1, 2013.  These sales have also been previously reported on Forms 4 filed by Ms. Levesque.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a)          This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Stephanie Levesque (“Ms. Levesque”)

(ii)	Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the “2004 Trust”)

(iii)	Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “2008 Trust”)

(b)           The business address of the principal offices of each of the Reporting Persons is:

c/o World Wrestling Entertainment, Inc. 1241 East Main Street Stamford, Connecticut 06902

(c)           The present principal occupations of the Reporting Persons are:

(i)	Ms. Levesque: Chief Brand Officer of the Issuer.

(ii)	2004 Trust: Not Applicable.

(iii)	2008 Trust: Not Applicable.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

(i)	Ms. Levesque is a citizen of the United States of America.

(ii)	The 2004 Trust is an entity organized under the laws of the State of Connecticut.

(iii)	The 2008 Trust is an entity organized under the laws of the State of Connecticut.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Class B Common Stock held by the 2004 Trust were received on June 29, 2007 as a gift from the Vincent K. McMahon 2004 Irrevocable Trust.  The shares of Class B Common Stock held by the 2008 Trust were received on December 29, 2011 as a gift from the Vincent K. McMahon 2008 Irrevocable Trust.  No monetary consideration was paid for the shares held by the 2004 Trust or the 2008 Trust.  The shares of Class A Common Stock held directly by Ms. Levesque were acquired pursuant to equity awards granted to Ms. Levesque in her capacity as an employee of the Issuer.

Item 4.  Purpose of Transaction.

The disclosure under Item 3 hereof is incorporated by reference.

The Reporting Persons may purchase additional shares of Class A Common Stock or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by any Reporting Person to increase her or its holdings of Class A Common Stock or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The Reporting Persons may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Vincent McMahon.

The Reporting Persons also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock. In addition, Ms. Levesque is the Chief Brand Officer of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business and affairs of the Issuer.

None of Ms. Levesque, the 2004 Trust or the 2008 Trust, as a stockholder of the Issuer, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider her or its position and/or change her or its purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Ms. Levesque, in her position as Chief Brand Officer of the Issuer, intends to approve such matters and take such actions as she deems to be in the best interests of the Issuer, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013, as of October 30, 2013 there were 31,302,790 shares of Class A Common Stock issued and outstanding, and 43,797,830 shares of Class B Common Stock issued and outstanding. Ms. Levesque may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 2,459,126 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 2,459,126 shares of Class A Common Stock and (ii) 51,945 shares of Class A Common Stock.  The 2,459,126 shares of Class B Common Stock represent approximately 3.3% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013 and 5.6% of the total Class B Common Stock issued and outstanding as of such date. The 51,945 shares of Class A Common Stock represent approximately 0.1% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013 and 0.2% of the total Class A Common Stock issued and outstanding as of such date.  On an as-converted basis, the 2,511,071 shares of Class A Common Stock and Class B Common Stock represent approximately 7.4% of the total Class A Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 2,459,126 shares of Class B Common Stock and 51,945 shares of Class A Common Stock beneficially owned by Ms. Levesque generally represent approximately 5.3% of the Issuer’s total voting power.

(ii) The 2004 Trust may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 609,733 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 609,733 shares of Class A Common Stock. Such shares represent approximately 0.8% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013, 1.4% of the total Class B Common Stock issued and outstanding as of such date, 1.9% of the total Class A Common Stock issued and outstanding as of such date (on an as-converted basis) and approximately 1.3% of the Issuer's total voting power.

(iii) The 2008 Trust may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 1,849,393 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 1,849,393 shares of Class A Common Stock. Such shares represent approximately 2.5% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013, 4.2% of the total Class B Common Stock issued and outstanding as of such date, 5.6% of the total Class A Common Stock issued and outstanding as of such date (on an as-converted basis) and approximately 3.9% of the Issuer's total voting power.

(b) Ms. Levesque may be deemed to have the sole power to direct the voting and disposition of the 51,945 shares of Class A

Common Stock owned directly by Ms. Levesque.  Ms. Levesque, as sole beneficiary and Investment Director of the 2004 Trust, may also be deemed to have the sole power to direct the voting and disposition of the 609,733 shares of Class B Common Stock held by the 2004 Trust.  Ms. Levesque, as beneficiary and Investment Director of the 2008 Trust, may also be deemed to have sole dispositive control over the 1,849,393 shares of Class B Common Stock held by the 2008 Trust.

(c) In the sixty (60) days prior to the filing date of this Schedule 13D, the 2004 Trust sold an aggregate of 140,000 shares of Class A Common Stock through the 10b5-1 Plan in open market sales.  The table below sets forth for each day the number of shares sold on such day, the per share weighted average price for such sales and the range of sales prices.  The 10b5-1 Plan has subsequently terminated pursuant to its terms.

Date of Sale	Number of Shares of Class A Common Stock Sold	Per Share Weighted Average Price

January 2, 2014	28,431	16.17 (1)
January 3, 2014	41,462	16.00 (2)
January 6, 2014	48,443	15.56 (3)
January 7, 2014	21,664	15.61 (4)
________________________________

(1)
This price represents a weighted average price.  These shares were sold in multiple transactions at prices ranging from $15.96 to $16.48, inclusive.  Each of Ms. Levesque and the 2004 Trust undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of shares sold at each price within the ranges set forth in footnotes (1) through (4).

(2)	This price represents a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.82 to $16.26, inclusive.
(3)	This price represents a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.35 to $15.83, inclusive.
(4)	This price represents a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.47 to $15.74, inclusive.

(d) Not applicable.

(e) On July 1, 2013, as a result of open market sales pursuant to the 10b5-1 Plan, the 2004 Trust ceased to be the beneficial owner of more than five percent of the Class A Common
Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Levesque, the 2004 Trust, the 2008 Trust and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Ms. Levesque, Shane B. McMahon and Jerry S. McDevitt are members of the Business Advisory Committee of the 2008 Trust.  Pursuant to the trust agreement for the 2008 Trust, a majority of the members of the Business Advisory Committee share the power to direct the voting of the shares of Class B Common Stock held by the 2008 Trust.

The disclosure under Item 4 hereof is incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Schedule 13D:

1.	Agreement for Joint Filing of Schedule 13D
2.	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2014

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf of Stephanie Levesque

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 6/24/04

/s/ Jerry S. McDevitt
Name: Jerry S. McDevitt
Title: Trustee of the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

/s/ Jerry S. McDevitt
Name: Jerry S. McDevitt
Title: Trustee of the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

EXHIBIT INDEX

1.	Agreement for Joint Filing of Schedule 13D
2.	Power of Attorney

EXHIBIT 1

AGREEMENT FOR JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that the Schedule 13D being filed with the Securities and Exchange Commission to report their beneficial ownership of the Class A Common Stock of World Wrestling Entertainment, Inc., a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.

February 7, 2014

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf of Stephanie Levesque

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 6/24/04

/s/ Jerry S. McDevitt
Name: Jerry S. McDevitt
Title: Trustee of the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

/s/ Jerry S. McDevitt
Name: Jerry S. McDevitt
Title: Trustee of the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Stephanie Levesque, do hereby make, constitute, designate and appoint each of Paul C. Cancilla and Barry Spatzer as my true and lawful Attorneys-in-Fact, for me and in my name and on my behalf:

1.
To execute and file any and all documents required to be filed by me with the Securities and Exchange Commission (“SEC”), including Form ID, Forms 3, 4, 5 and 144 and Schedules 13G and 13D and all amendments thereto;

2.
To do and perform any and all acts which may be necessary or desirable (including, without limitation, procuring access codes by, among other things, filing a Form ID) to prepare, complete and execute such Forms 3, 4, 5 and 144 and Schedules 13G and 13D, complete and execute any amendment or amendments thereto, and timely deliver and file such forms, schedule or amendments with the SEC and any stock exchange or similar authority; and

3.
To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, me, it being understood that the documents executed by such attorneys-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-fact’s discretion.

I hereby grant to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if I was personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

I acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at my request, are not assuming nor relieving any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

I also acknowledge that the foregoing attorneys-in-fact do not assume (i) any liability for my responsibility to comply with the requirements of the Exchange Act, (ii) any liability for my failure to comply with such requirements, or (iii) any of my obligations or liabilities for profit disgorgement under Section 16(b) of the Exchange Act.

This Power of Attorney shall be effective immediately upon execution and shall be revoked by my giving to such attorneys-in-fact acting hereunder written notification of the revocation, which notice shall not be considered binding unless actually received.

I hereby declare that this Power of Attorney shall not be affected by my disability or incapacity and that as against me and all persons claiming under me, everything which my attorneys-in-fact shall do or cause to be done shall be valid and effectual in favor of any person claiming a benefit thereunder, who, before the doing thereof, shall not have had notice of revocation of this instrument.

IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed this 2nd day of April, 2013.

WITNESS:	GRANTOR:

/s/ Shawn J. Cogdill Name: Shawn J. Cogdill	/s/ Stephanie Levesque Name: Stephanie Levesque